
December 6, 2022

Christer Rosén
Chief Executive Officer
Jupiter Neurosciences, Inc.
1001 North US HWY 1, Suite 504
Jupiter, FL 33477

> **Re: Jupiter Neurosciences, Inc.**
> **Amendment No. 14 to Registration Statement on Form S-1**
> **Filed on December 2, 2022**
> **File No. 333-260183**

Dear Christer Rosén:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 14 to Registration Statement on Form S-1

Cover page

1. We note your disclosure that provides an "assumed" initial public offering price and states that the actual number of shares you will offer will be determined based on the actual public offering price. Please revise to provide a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered. Additionally, remove your statement that the actual number of shares will be determined based on the actual public offering price. Refer to Item 501(b)(2) and Instruction 1 to Item 501(b)(3) of Regulation S-K.

You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters.  Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Craig D. Linder, Esq.